URSTADT BIDDLE PROPERTIES INC.

321 Railroad Avenue

Greenwich, Connecticut 06830

Tel: 203-863-8200   Fax: 203-861-6755  Web site: www.ubproperties.com

(New York Stock Exchange Symbols: UBA and UBP)

January 15, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:

Filing of Preliminary Proxy Statement (PRE 14A)

Ladies and Gentlemen:

Pursuant to Rule 14a-6 under the Securities and Exchange Act of 1934, as amended, Urstadt Biddle Properties Inc. (the “Company”) hereby is filing its preliminary proxy statement for its Annual Meeting of Stockholders to be held on March 21, 2013.  The Company is filing the preliminary proxy statement because one of the items on the agenda for the meeting is to amend the Company’s charter to (i) increase the number of authorized shares, (ii) permit the Board of Directors to make future changes in the number of authorized shares without further consent of stockholders, and (iii) reduce the percentage required for approval of certain stockholder votes from two-thirds to a majority.  The Company anticipates mailing its definitive proxy materials to its stockholders on or about February 19, 2013.

If you have any questions regarding the preliminary proxy, please contact me at 203-863-8208 (tmyers@ubproperties.com) or Carol Stubblefield, Esq., Baker & McKenzie LLP at 212-626-4729 (carol.stubblefield@bakermckenzie.com).

Very truly yours,

/s/ Thomas D. Myers

Thomas D. Myers

Executive Vice President

& Counsel

TDM/brc

Attachment

cc:  Carol B. Stubblefield, Esq.